As filed with the United States Securities and Exchange Commission on April
                                                                  21, 2000.
                                              Registration No. 333-________




                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                       ------------------------------

                                 FORM S-3
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       ------------------------------



                             CENTURYTEL, INC.
          (Exact name of registrant as specified in its charter)

      Louisiana                                72-0651161
   (State or other                          (I.R.S. Employer
jurisdiction of incorporation            Identification Number)
  or organization)
                          100 Century Park Drive
                          Monroe, Louisiana 71203
                              (318) 388-9000
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)





      Harvey P. Perry                             COPY TO:
Executive Vice President, Chief               Kenneth J. Najder
 Administrative Officer, General          Jones, Walker, Waechter,
    Counsel and Secretary           Poitevent, Carre`re & Dene`gre, L.L.P.
      CenturyTel, Inc.               201 St. Charles Avenue, 51st Floor
  100 Century Park Drive             New Orleans, Louisiana 70170-5100
  Monroe, Louisiana 71203                      (504) 582-8000
      (318) 388-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)


                       ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 From time to time after the effective date of this registration statement

                       ------------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. []
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []
                     _________________________________

                      CALCULATION OF REGISTRATION FEE



 Title of
   each                                            Proposed          Proposed
 class of                                          maximum           maximum
securities                        Amount           offering         aggregate
  to be                           to be            price per         offering              Amount of
registered                      registered          unit(1)          price(1)        registration fee(2)(3)


Senior Debt Securities(4)   $2,000,000,000(2)(9)      100%        $2,000,000,000          $   281,675
Preferred Stock(5)
Common Stock(6)(7)
Warrants(8)

(1) Estimated solely for the purpose of calculating the registration fee; certain information regarding the proposed maximum offering prices has been omitted pursuant to Instruction II.D of Form S-3 and will be determined, from time to time, by the registrant in connection with its issuance of the securities registered hereunder.

(2) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act, and, with respect to debt securities, reflects the principal amount of any such securities issued at, or at a premium to, their principal amounts, and the issue price rather than the principal amount of any debt securities issued at an original issue discount.

(3) Pursuant to Rule 429 under the Securities Act, the registration fee otherwise payable with respect to the securities registered pursuant to this registration statement ($528,000) has been offset by $246,325 of fees previously paid to the Securities and Exchange Commission relating to securities that (i) were previously registered pursuant to the registration statement on Form S-3 listed below and (ii) remain unissued at the close of business on the date of this registration statement.


                                            Aggregate Amount               Fee Paid for
Registration Statement No.               Registered but Unissued       Unissued Securities
--------------------------               -----------------------       -------------------
No. 333-42013                                  $835,000,000                 $  246,325


     Pursuant to Rule 429, this registration statement constitutes Post-Effective Amendment No. 3 to the registration statement on Form S-3 No. 333-42013 and hereby deregisters all remaining unissued securities registered pursuant to that registration statement.

(4) We are registering an indeterminate amount of debt securities that we may issue from time to time at indeterminate prices. The debt securities may be issued separately or in connection with the exercise of purchase, conversion or exchange rights under other securities registered hereunder, and may be exchangeable for or convertible into other securities registered hereunder.

(5) We are registering an indeterminate number of shares of preferred stock that we may issue from time to time at indeterminate prices. These shares may be issued separately or in connection with the exercise of purchase, conversion or exchange rights under other securities registered hereunder, and may be exchangeable for or convertible into other securities registered hereunder.

(6) We are registering an indeterminate number of shares of common stock that we may issue from time to time at indeterminate prices, including shares issuable in connection with the exercise of purchase, conversion or exchange rights under other securities registered hereunder.

(7) Includes preference share purchase rights, which prior to the occurrence of certain events will not be exercisable or evidenced separate from our common stock.

(8) We are registering an indeterminate number of warrants that we may issue from time to time at indeterminate prices entitling the holder to purchase other securities registered hereunder.

(9) No separate cash consideration will be received for any securities issuable upon the conversion or exchange of any other securities registered hereunder.
                             ________________


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.



THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND DOES NOT SOLICIT AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.















                SUBJECT TO COMPLETION, DATED APRIL 21, 2000

                              $2,000,000,000

                             CENTURYTEL, INC.
                          SENIOR DEBT SECURITIES
                              PREFERRED STOCK
                               COMMON STOCK
                                 WARRANTS
                     ________________________________

     We may use this prospectus to offer the following securities for sale, either separately or together:

                *Senior debt securities

                *Preferred stock

                *Common stock

                *Warrants

     We will describe the specific terms of any securities that we offer in one or more supplements to this prospectus. A supplement may also update or change information contained in this prospectus.

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. If any underwriters, dealers or agents are involved in the sale of securities, the accompanying prospectus supplement will set forth their names, the principal amounts, if any, to be purchased by underwriters, any applicable fees, commissions or discounts, and the net proceeds to be received by us.

     Our common stock trades on the New York Stock Exchange under the symbol "CTL".

     You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ________________







             The date of this prospectus is __________, 2000.


                          TABLE OF CONTENTS

                                                                  PAGE

ABOUT THIS PROSPECTUS................................................1
WHERE YOU CAN FIND MORE INFORMATION..................................1
FORWARD-LOOKING STATEMENTS...........................................2
THE COMPANY..........................................................3
USE OF PROCEEDS......................................................6
EARNINGS RATIOS......................................................6
DESCRIPTION OF SENIOR DEBT SECURITIES................................7
DESCRIPTION OF PREFERRED STOCK......................................14
DESCRIPTION OF COMMON STOCK.........................................16
DESCRIPTION OF WARRANTS.............................................17
PLAN OF DISTRIBUTION................................................18
LEGAL MATTERS.......................................................19
EXPERTS.............................................................19





                    -------------------------









YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.




                           ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under the shelf process, we may sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."


                    WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and our securities. You may read the registration statement and exhibits without charge at the SEC's public reference room, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to documents on file with the SEC. Some information that we currently have on file is incorporated by reference and is an important part of this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus. You should therefore read the information incorporated by reference in this prospectus with the same care you use when reading this prospectus and any prospectus supplement.
Certain information that we file later with the SEC will automatically update and supersede information incorporated by reference in this prospectus and information contained in this prospectus or any prospectus supplement.

     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

     * Annual Report on Form 10-K for the year ended December 31, 1999 (filed March 15, 2000)

     *    Current Report on Form 8-K filed March 7, 2000

     * The description of our common stock contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed November 19, 1999), and the description of the related preference share purchase rights contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed on November 19, 1999)

     * All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing us at 100 Century Park Drive, Monroe, Louisiana 71203, Attention:
Harvey P. Perry, or by telephoning us at (318) 388-9000.



                        FORWARD-LOOKING STATEMENTS

     Certain statements made in this prospectus and the documents incorporated herein by reference that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from such statements due to several important factors, including the following:

     * our ability to timely consummate our pending acquisitions and effectively manage our growth, including integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

     *    the risks inherent in rapid technological change

     * the effects of ongoing deregulation in the telecommunications industry

     * the effects of greater than anticipated competition in our markets

     *    possible changes in the demand for our products and services

     * our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

     * the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 1999. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date hereof. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.


                        --------------------------


     WHEN USED IN THIS PROSPECTUS, (1) THE TERM "MSA" MEANS A METROPOLITAN STATISTICAL AREA FOR WHICH THE FEDERAL COMMUNICATIONS COMMISSION (THE "FCC") HAS GRANTED A CELLULAR OPERATING LICENSE, (2) THE TERM "RSA" MEANS A RURAL SERVICE AREA FOR WHICH THE FCC HAS GRANTED A CELLULAR OPERATING LICENSE, (3) THE TERM "PCS" MEANS PERSONAL COMMUNICATIONS SERVICES, A DIGITAL MOBILE COMMUNICATIONS SERVICE, (4) THE TERM "LEC" MEANS A LOCAL EXCHANGE CARRIER THAT PROVIDES LOCAL TELEPHONE SERVICE, AND (5) THE TERM "POPS," WHENEVER USED WITH RESPECT TO THE OPERATIONS OF CENTURYTEL, MEANS THE POPULATION OF LICENSED MARKETS (BASED ON INDEPENDENT THIRD-PARTY POPULATION ESTIMATES) MULTIPLIED BY THE PROPORTIONATE EQUITY INTERESTS OF CENTURYTEL IN THE LICENSED OPERATORS OF THOSE MARKETS.


                                THE COMPANY

     We are a regional diversified communications company. We are primarily engaged in providing local telephone and wireless communications services in 20 states. We also provide long distance, Internet, security monitoring, and other communications and business information services.

     CenturyTel is incorporated in Louisiana. Our principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana 71203, and our telephone number is (318) 388-9000.

OPERATIONS

     TELEPHONE OPERATIONS. According to published sources, we are currently the seventh largest local exchange telephone company in the United States, based on the number of telephone access lines served. At March 31, 2000, our telephone subsidiaries served approximately 1.28 million access lines in 20 states, primarily in rural, suburban and small urban communities. We currently operate over 560 central office and remote switching centers in our telephone operating areas. All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

     The table below sets forth information with respect to our access lines as of December 31, 1999 and 1998.

                    December 31, 1999                          December  31, 1998
             -----------------------------------     ------------------------------------
               Number of          Percent of            Number of           Percent of
 State        Access Lines       Access  Lines         Access Lines        Access Lines
             ---------------   -----------------     ----------------    ----------------
Wisconsin       358,768              28%                 340,895                25%
Washington      183,759              14                  175,508                13
Alaska          0                     0                  131,858                10
Michigan        112,468               9                  108,769                 8
Louisiana       100,967               8                   97,676                 7
Colorado        91,446                7                   86,249                 7
Ohio            83,287                7                   80,400                 6
Oregon          78,210                6                   75,392                 6
Montana         63,867                5                   60,657                 5
Texas           48,144                4                   44,822                 3
Arkansas        45,675                4                   43,778                 3
Minnesota       30,583                2                   29,708                 2
Tennessee       26,917                2                   25,609                 2
Mississippi     21,844                2                   19,648                 2
Idaho           6,040                 1                    5,881                 1
New Mexico      6,354                 1                    5,770                 0
Indiana         5,266                 0                    5,136                 0
Wyoming         4,841                 0                    4,663                 0
Iowa            1,997                 0                    1,938                 0
Arizona         1,936                 0                    1,780                 0
Nevada          498                   0                      430                 0
            ----------------   -----------------     ----------------    ----------------
            1,272,867                100%              1,346,567                100%
            ================   =================     ================    ================

     We expect future growth in our telephone operations to be derived from acquiring additional telephone properties, providing service to new customers, increasing network usage and providing additional services, including those described below under "Recent Developments."

     At March 31, 2000, we provided Internet access services to approximately 66,400 customers in over 350 markets in 13 states. These markets cover approximately 70% of the access lines served by our LECs.

     Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At March 31, 2000, our telephone subsidiaries had installed approximately 7,300 miles of fiber optic cable in use.

     WIRELESS OPERATIONS. According to published sources, we are currently the ninth largest cellular telephone company in the United States, based on cellular pops. At March 31, 2000, our majority-owned and operated cellular systems had access to approximately 7.5 million cellular pops and served approximately 730,000 customers in 19 MSAs in Michigan, Louisiana, Arkansas, Mississippi, Wisconsin and Texas and 22 RSAs, most of which are in Michigan, Louisiana, Arkansas, Mississippi and Wisconsin. At March 31, 2000, we also owned minority equity interests in 10 MSAs and 17 RSAs, which allowed us access to approximately 1.9 million cellular pops. Of our 9.4 million aggregate cellular pops, approximately 65% are attributable to our MSA interests, with the balance attributable to our RSA interests. We also hold licenses to provide PCS services in markets that represent approximately 9.9 million pops, and in late 1998 commenced marketing PCS services in a limited number of our Michigan markets as a fixed wireless alternative to LEC services. At March 31, 2000, we served approximately 600 PCS customers.

     Our business development strategy for wireless operations is to secure operating control of geographically clustered service areas. Clustered systems aid our marketing efforts and provide various operating and service advantages. Approximately 44% of our cellular customers are in a single, contiguous cluster of eight MSAs and nine RSAs in Michigan. Another 26% are in a cluster of five MSAs and seven RSAs in northern and central Louisiana, southern Arkansas and eastern Texas.

     We began offering digital cellular service in certain markets in late 1996 using the TDMA digital standard. Digital cellular service is currently available in all of our MSA markets and approximately a third of our RSA markets. Approximately 5% of our cellular customers currently subscribe to digital services.

     OTHER OPERATIONS. We also provide long distance, security monitoring, cable television and interactive services in certain local and regional markets, as well as certain printing and related business information services. At March 31, 2000, our long distance business served approximately 319,000 customers in certain of our markets. For additional information on our new service offerings, see "- Recent Developments -- New Services."

RECENT DEVELOPMENTS

     PENDING ACQUISITIONS. In mid-1999, we entered into definitive agreements to purchase the following assets from affiliates of GTE
Corporation:

     * In June 1999, we agreed to purchase telephone access lines (which numbered approximately 225,000 at December 31, 1999) and related local exchange assets in Arkansas for approximately $845.8 million in cash.

      * In July 1999, we acquired a 61.5% (56.9% fully diluted) interest in a newly-organized joint venture company which has agreed to purchase telephone access lines (which numbered approximately 121,000 at December 31, 1999) and related local exchange assets in Missouri for approximately $290 million in cash. At closing, we have agreed to make a preferred equity investment of approximately $55 million in the new entity and anticipate loaning the new entity approximately $220 million.

     * In August 1999, we acquired an 89% interest in a newly-organized joint venture company which has agreed to purchase telephone access lines (which numbered approximately 61,700 as of December 31, 1999) and related local exchange assets in Wisconsin for approximately $170 million in cash. At closing, we have agreed to make an equity investment in the new entity of approximately $37.8 million and anticipate loaning the new entity approximately $130 million.

     * In October 1999, we agreed to purchase additional telephone access lines (which numbered approximately 68,200 as of December 31, 1999) and related local exchange assets in Wisconsin for approximately $195 million in cash.

     The purchase price under each of these GTE agreements is subject to adjustments which are not expected to be material in the aggregate. These transactions are anticipated to close by mid-year 2000, subject to regulatory approvals, the absence of litigation and certain other closing conditions. For information on financing these acquisitions, see "Use of Proceeds."

     NEW SERVICES. During 2000, we intend to initiate or further develop the following services:

     * In December 1999, we began offering in one of our select markets digital subscriber line (DSL) Internet access services, a high-speed premium-priced data service. During 2000, we plan to make this service available in markets covering between 30% to 40% of the access lines served by our LECs.

     * During the second quarter of 2000, we plan to begin offering competitive local exchange telephone services (coupled with long distance, wireless, Internet access and other services) to small to medium-sized businesses in Shreveport, Louisiana. We currently plan to offer similar services in nine other initial new markets by year end 2000, and have budgeted $20 million of capital expenditures for 2000 to construct competitive local exchange networks to be operated by our subsidiaries. We expect to incur a consolidated operating loss in 2000 of approximately $4.0-$6.0 million in connection with providing these services.

     * In connection with our long-range plans to sell capacity to other carriers in or near certain of our select markets, we expect to complete construction later this year of a 650-mile fiber optic ring connecting several communities in southern and central Michigan, plus an extension spur connecting Chicago and Detroit. We expect to begin providing initial network services by third quarter 2000 with respect to the 650-mile ring and by fourth quarter 2000 with respect to the extension spur.

RECENT EVENTS AFFECTING THE COMMUNICATIONS INDUSTRY

     The communications industry continues to undergo various fundamental regulatory, competitive and technological changes that make it difficult to determine the form or degree of future regulation and competition affecting our telephone and wireless operations. These changes may have a significant impact on the future financial performance of all communications companies.

     In February 1996 the United States Congress enacted the Telecommunications Act of 1996, which obligates LECs to permit competitors to interconnect their facilities to the LEC's network and to take various other steps that are designed to promote competition. Prior to and since the enactment of the Telecommunications Act, the FCC and a number of state legislative and regulatory bodies have taken additional steps to foster competition. Coincident with this recent movement toward increased competition has been the gradual reduction of regulatory oversight of LECs. These cumulative changes, coupled with the growth in wireless telephone services and other technological changes, have led to the continued growth of various companies providing services that compete with LECs' services.

     Several FCC initiatives over the past decade have resulted in the allocation of additional frequency spectrum or the issuance of licenses for wireless communications technologies that are competitive with our cellular and telephone operations, including PCS, mobile satellite services and enhanced specialized mobile radio service. Several of our wireless competitors have substantially larger wireless networks and substantially greater financial and marketing resources than CenturyTel.

FUTURE ACQUISITIONS

     We continually evaluate the possibility of acquiring additional telecommunications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring telephone and wireless interests that are proximate to our properties or that serve a customer base large enough for us to operate efficiently, other communications interests may also be acquired and these acquisitions could have a material impact upon CenturyTel.


                              USE OF PROCEEDS

     Unless otherwise indicated in any prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for financing acquisitions, refinancing outstanding indebtedness or other general corporate purposes, including funding new business initiatives, capital expenditures or strategic investments. Although our financing plans are not yet complete and will be dependent on market conditions, we currently anticipate selling debt or equity securities, or both, in one or more offerings to finance a substantial portion of the cost of completing our pending GTE acquisitions described above under "The Company - Recent Developments -- Pending Acquisitions." Upon any sale of securities offered by this prospectus, we will describe the specific allocation of the net sales proceeds in the prospectus supplement relating to that offering.

     We expect to engage periodically in additional private or public financings as market conditions warrant and as the need arises.


                              EARNINGS RATIOS

     Our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends were as follows for the years indicated:




                                                Years Ended December 31,
                                     -------------------------------------------
                                     1995     1996      1997      1998      1999
                                     ----     ----      ----      ----      ----
Ratio of earnings(1)
to fixed charges(2)                 4.75x     5.13x     7.84x     3.25x     3.76x

Ratio of earnings(1) to fixed
charges(2) and preferred stock
dividends(3)                        4.74x     5.10x     7.80x     3.25x     3.75x

_______________________

(1) Earnings consist of income before income taxes and fixed charges, with adjustments primarily for earnings of and distributions from unconsolidated subsidiaries.

(2) Fixed charges include interest expense, including amortized debt issuance costs, and preferred stock dividend costs of subsidiaries.

(3) We have assumed that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each period.


                   DESCRIPTION OF SENIOR DEBT SECURITIES

     We may periodically issue senior debt securities in one or more series. The general terms of the senior debt securities are described below. The particular terms of each series will be described in a prospectus supplement.

     The senior debt securities will be issued under an Indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank & Trust of Louisiana and Regions Bank of Louisiana), as Trustee. The particular terms of each series will be set forth in a resolution of a committee of our board of directors specifically authorizing that series or in one or more supplemental indentures. The following summary is not complete and is subject to the provisions of, and is qualified in its entirety by express reference to, the Indenture and the board resolution. A copy of the Indenture and a form of the board resolution are each filed as exhibits to the registration statement referred to on page 1.

     Unless otherwise indicated, each reference italicized in parentheses below or in any prospectus supplement applies to section numbers in the Indenture and each capitalized term not otherwise defined herein has the meaning assigned to it in the Indenture.

GENERAL

     The senior debt securities will be general unsecured obligations of CenturyTel and will rank prior to all of our subordinated debt and will have the same rank as all of our other unsecured debt.

     We are a holding company and derive substantially all of our income and operating cash flow from our subsidiaries. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on any senior debt securities that may be issued hereunder. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At March 31, 2000, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $750 million. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of senior debt securities to benefit indirectly therefrom) are subject to the prior claims of creditors of that subsidiary.

     Unless we state otherwise below or in any prospectus supplement, neither the Indenture nor the senior debt securities to be offered thereby
(1) limit the amount of secured or unsecured indebtedness that we or any of our subsidiaries may issue or incur, (2) restrict our ability to pay dividends or sell or transfer our assets or (3) contain provisions that would afford senior debt holders protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving CenturyTel, any of which could adversely affect the senior debt holders.

     If we sell any series of senior debt securities hereunder, our related prospectus supplement will describe the terms of the series, including some or all of the following:

     *       the title and aggregate principal amount of the series

     *       our net proceeds from the sale thereof

     *       the price or prices at which the series will be issued

     *       the date or dates of maturity

     * the rate or rates per annum, if any, at which the series will bear interest or the method of determining the rate or rates

     * the date or dates from which interest will accrue and the date or dates at which interest will be payable

     *       the terms of any conversion or exchange rights

     * the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or similar provisions

     * any special United States federal income tax considerations applicable to the series

     * any special provisions relating to the defeasance of the series

     * any special considerations, additional covenants or other specific provisions applicable to the series.

     The senior debt securities may bear interest at a fixed or floating rate. Senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

     The Indenture is, and the senior debt securities will be, governed by Louisiana law. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The senior debt securities will be issued only in fully registered form and, unless we state otherwise in any prospectus supplement, in denominations of $1,000 or any multiples thereof (SECTION 2.03). The Trustee will act as the registrar of each series (SECTION 2.05). No service charge will be made for any registration of transfer or exchange of senior debt securities, or issue of new senior debt securities in the event of a partial redemption of any series, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (SECTION 2.05). The Trustee may appoint an authenticating agent for any series to act on the Trustee's behalf in connection with authenticating senior debt securities of that series issued upon the exchange, transfer or partial redemption thereof (SECTION 2.10). The Trustee may at any time rescind the designation of any such agent (SECTION 2.10).

     We shall not be required to issue, register the transfer of or exchange the senior debt securities of any series during a period beginning 15 days before any selection of senior debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant redemption notice or to register the transfer of or exchange any senior debt securities of any series, or portions thereof, called for redemption (SECTION 2.05).

GLOBAL SECURITIES

     We may issue the senior debt securities in whole or in part in the form of one or more global registered securities that will be deposited with a depositary identified in a prospectus supplement. We may issue global securities in either temporary or permanent form. A prospectus supplement will contain additional information about the depositary arrangements.

     Registered global securities will be registered in the depositary's name or in the name of its nominee. When we issue a global security, the depositary will credit that amount of senior debt securities to the investors that have accounts with the depositary or its nominee. The underwriters or the senior debt security holders' agent will designate the accounts to be credited, unless the senior debt securities are offered and sold directly by CenturyTel, in which case, we will designate the appropriate accounts to be credited.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of senior debt securities represented by the global security to the accounts of its participants. Participants' beneficial interests in a global security will be shown on and effected through records maintained by the depositary. Beneficial interests held by investors through participants will be reflected in records maintained by the participant.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or that nominee will be considered the sole owner and holder of the senior debt securities represented by that global security for all purposes under the Indenture. Except as set forth below, beneficial owners of global securities held by a depositary will not be entitled to:

       *   register the represented senior debt securities in their names

       *   receive physical delivery of the senior debt securities

       * be recognized as the owners or holders of the global security under the Indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the Indenture.

     We understand that, under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the Indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments on senior debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. Accordingly, neither CenturyTel, the Trustee nor any paying agent will have any direct responsibility to pay amounts due on the global securities to owners of beneficial interests in such securities. When a depositary receives a payment, it is typically obligated to immediately credit the participants' accounts in amounts proportionate to the participants' interests in the global security. Investors who hold their beneficial interest in a global security through a participant should, and are expected to, establish standing instructions and customary practices with their participant to ensure that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

     A global security can only be transferred in whole by the depositary to a nominee of such depositary, or to another nominee of a depositary. If a depositary is unwilling or unable to continue as a depositary and we do not appoint a successor depositary within 90 days, we will issue senior debt securities in definitive form in exchange for all of the global securities held by that depositary. In addition, we may eliminate all global securities at any time and issue senior debt securities in definitive form in exchange for them. Further, we may allow a depositary to surrender a global security in exchange for senior debt securities in definitive form on any terms that are acceptable to us and the depositary.

     If any of these events occur, we will execute and the Trustee will authenticate and deliver to the beneficial owners of the global security in question a new registered security in and amount equal to and in exchange for that person's beneficial interest in the exchanged global security.
The depositary will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of senior debt securities delivered to the beneficial owners. Senior debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depositary's records and in accordance with the instructions from its direct and indirect participants.

     The laws of certain jurisdictions require some investors who purchase securities to actually take physical possession of those securities in definitive form. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     Unless we state otherwise in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest on senior debt securities of any series will be made in U.S. dollars at the principal office of our Paying Agent or, at our option, by check in U.S. dollars mailed or delivered to the person in whose name such senior debt security is registered. Unless we state otherwise in the applicable prospectus supplement and subject to certain exceptions provided for in the Indenture, payment of any installment of interest on any series will be made to the person in whose name such senior debt security is registered at the close of business on the record date established under the Indenture for the payment of interest (SECTION 2.03).

     Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as our sole Paying Agent and 1500 North 18th Street, Monroe, Louisiana, will be designated as the agent's office for purposes of payments with respect to senior debt securities. Any other Paying Agents initially designated by us with respect to any series will be named in the related prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana. (SECTIONS 4.02 AND 4.03).

     Any money set aside by us for the payment of principal of (and premium, if any) or interest on any senior debt securities that remains unclaimed two years after such payment has become due and payable will be repaid to us on May 31 following the expiration of the two-year period and the holder of the senior debt security may thereafter look only to us for payment thereof (SECTION 11.05).

CONVERSION OR EXCHANGE RIGHTS

     The senior debt securities may be convertible into or exchangeable for shares of common stock, preferred stock or other securities of CenturyTel or any other issuer. The terms and conditions of exchange or conversion will be stated in the applicable prospectus supplement. The terms will include, among other things, the following:

     * the type of security into which the senior debt securities are convertible or exchangeable

     * the conversion or exchange price or ratio (or manner of calculation thereof)

     *    the conversion or exchange period

     * provisions as to whether the conversion or exchange rights will be at the option of the senior debt holders, CenturyTel, or both

     * the events requiring an adjustment of the conversion or exchange price or ratio

     *    any restrictions on conversion or exchange.

REDEMPTION AND SINKING FUND PROVISIONS

     A series may be redeemed, in whole or in part, upon not less than 30 days' and not more than 60 days' notice at the redemption prices and subject to the terms and conditions (including those relating to any sinking fund established with respect to such series) that may be set forth in a board resolution or supplemental indenture and in the prospectus supplement relating to such series (SECTIONS 3.01 AND 3.02). If less than all of the senior debt securities of the series are to be redeemed, the Trustee shall select the senior debt securities of such series, or portions thereof, to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable (SECTION 3.02).

REPLACEMENT OF SECURITIES

     We will replace any senior debt security that becomes mutilated, destroyed, lost or stolen at the expense of the holder. The holder should deliver the senior debt security or satisfactory evidence of the destruction, loss or theft thereof to us and the Trustee. An indemnity satisfactory to us and the Trustee may be required before a replacement security will be issued (SECTION 2.07).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Unless we state otherwise in the applicable prospectus supplement, the terms and conditions set forth under this heading will govern defaults under the Indenture. The Indenture provides that each of the following described events constitute Events of Default with respect to each series of senior debt securities:

     * failure for 30 business days to pay interest on the senior debt securities of that series when due

     * failure to pay principal of (or premium, if any, on) the senior debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control

     * failure to observe or perform any other covenant of that series for 60 days after written notice with respect thereto

     * certain events relating to bankruptcy, insolvency or reorganization (SECTION 6.01).

     If an Event of Default shall occur and be continuing with respect to any series and if it is known to the Trustee, the Trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default (SECTION 6.07).

     Upon an Event of Default, the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any series, by notice in writing to us (and to the Trustee if given by such holders), may declare the principal of all senior debt securities of that series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the Trustee before any judgment or decree for such payment has been obtained or entered (SECTION 6.01).

     Holders of senior debt securities may not enforce the Indenture except as provided therein. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the senior debt securities of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The holders of a majority in aggregate principal amount of the then outstanding senior debt securities of any series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the senior debt securities of that series or a call for redemption of the senior debt securities of that series (SECTIONS 6.04 AND 6.06).

     We will be required to furnish to the Trustee annually a statement regarding our performance of certain of our obligations under the Indenture (SECTION 5.03).

DISCHARGE AND DEFEASANCE

     The Indenture provides that we may discharge the Indenture with respect to any series, subject to certain exceptions, if at any time

     (1) we deliver to the Trustee for cancellation all outstanding senior debt securities of that series previously authenticated and for whose payment money or U.S. Government Obligations have been deposited in trust by us, or

     (2) all outstanding senior debt securities of that series not previously delivered to the Trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with the Trustee the entire amount in moneys or U.S. Government Obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series (SECTION 11.01).

     Additionally, the Indenture provides that we may discharge all of our obligations under the Indenture with respect to any series, subject to certain exceptions, if at any time all outstanding senior debt securities of that series not previously delivered to the Trustee for cancellation by us or which have not become due and payable as described above shall have been paid by us by depositing irrevocably with the Trustee moneys or U.S. Government Obligations sufficient to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay all other sums payable thereunder with respect to that series (SECTION 11.02).

MERGER AND CONSOLIDATION

     Nothing in the Indenture or any of the senior debt securities prevents us from consolidating or merging with or into, or selling or otherwise disposing of all or substantially all of our assets to, another corporation, provided that (1) we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding senior debt securities and (2) the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (SECTION 10.01).

MODIFICATION OF INDENTURE

     The Indenture contains provisions permitting us, when authorized by a board resolution, and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the senior debt securities of any series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that series. However, no such modification may

     (1) extend the fixed maturity of any senior debt securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each senior debt security so affected, or

     (2) reduce the aforesaid percentage of senior debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each senior debt security then outstanding and affected thereby (SECTION 9.02).

     CenturyTel and the Trustee may execute, without the consent of any holder of senior debt securities, a supplemental indenture for certain other usual purposes, including the following:

     *    creating a new series

     * evidencing the assumption by any successor to CenturyTel of our obligations under the Indenture

     * adding covenants to the Indenture for the protection of the holders of senior debt securities

     * curing any ambiguity or inconsistency in the Indenture, or making other provisions as shall not adversely affect the interests of the holders of the senior debt securities of any series

     * changing or eliminating any provisions of the Indenture provided that there is no outstanding senior debt security of any series created prior to such change which would benefit therefrom (SECTIONS 2.01, 9.01 AND 10.01).

LIMITATIONS ON LIENS

     The Indenture provides that CenturyTel will not, while any of the senior debt securities remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the senior debt securities then outstanding by such lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the Indenture will not restrict us from creating or suffering to exist any of the following:

     * liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property

     * liens on the stock of a corporation which, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof

     * liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics' liens and similar liens arising in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business

     *    liens existing on the date of the Indenture

     * liens that replace, extend or renew any lien otherwise permitted under the Indenture (SECTIONS 4.05 AND 4.06).

     The restriction in the Indenture described above would not protect the senior debt holders in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under the Indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by our subsidiaries. However, in the event of one or more highly leveraged transactions in which we incurred secured indebtedness, these provisions would require the senior debt securities to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

CONCERNING THE TRUSTEE

     The Trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs (SECTION 7.01). Subject to such provision, the Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any senior debt holders, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (SECTION 7.02). The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (SECTION 7.01). We will pay the Trustee reasonable compensation and reimburse it for all reasonable expenses incurred in accordance with the Indenture (SECTION 7.06).

     The Trustee may resign with respect to one or more series and a successor Trustee may be appointed to act with respect to such series (SECTION 7.10).

     The Trustee also serves as trustee for certain of our employee benefit plans and provides revolving credit and other traditional banking services to CenturyTel. The following officers and directors of CenturyTel act as non-voting regional advisory directors of the Trustee: Clarke M. Williams, Chairman of the Board, Glen F. Post, III, President, Chief Executive Officer and Vice Chairman of the Board, and William R. Boles, Jr., Director.


                      DESCRIPTION OF PREFERRED STOCK

     We may issue preferred stock in one or more series. This general description and the specific description of any particular series of preferred stock in the related prospectus supplement will not be complete. You should refer to the applicable provisions in our articles of incorporation and the articles of amendment relating to each series of preferred stock that has been or will be filed by us with the Securities and Exchange Commission.

GENERAL

     Our articles of incorporation authorize the board of directors to issue from time to time, without shareholder approval, up to 2,000,000 shares of preferred stock, par value $25.00 per share, in one or more series. As of March 31, 2000, we had outstanding 319,000 shares of Series L preferred stock. The rights, preferences, designations and size of each series will be described in an amendment to our articles of incorporation. A prospectus supplement relating to each series will specify the terms of the preferred stock as determined by our board of directors, including the following:

     * the specific designation, number of shares, rank and purchase price

     *    any per share liquidation preference

     *    any redemption, payment or sinking fund provisions

     * any dividend rates (fixed or variable) and the dates on which any dividends will be payable (or the method by which the rates or dates will be determined)

     *    any voting rights

     * the methods by which amounts payable in respect of the preferred stock may be calculated

     * whether the preferred stock is convertible or exchangeable and, if so, a description of each of the following

          (1) the securities into which the preferred stock is convertible or exchangeable

          (2) the terms and conditions upon which conversions or exchanges will be effected, including the initial conversion or exchange prices or ratios

          (3)  the conversion or exchange period

          (4)  any other related provision

     * a description of any material United States federal income tax consequences relating to the series

     * the place or places where dividends and other payments on the preferred stock will be payable

     * any additional voting, dividend, liquidation, redemption, sinking fund or other rights, preferences, qualifications, limitations and restrictions.

     Unless the applicable prospectus supplement states otherwise, the preferred stock will not have preemptive rights and all shares of preferred stock will be of equal rank, regardless of series. Neither the par value nor the liquidation preference of the preferred stock is indicative of the price at which the preferred stock may actually trade on or after the date
of issuance.   Unless the applicable prospectus supplement states
otherwise, there will be no restriction on our ability to repurchase or redeem preferred stock while there is any arrearage in payment of dividends or sinking fund installments.

     Although it has no present intention to do so, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control.

OUTSTANDING PREFERRED STOCK

     As of March 31, 2000, we had outstanding 319,000 shares of 5% Cumulative Convertible Series L Preferred Stock. Each share of Series L Preferred Stock entitles the holder thereof to one vote on all matters duly submitted to a vote of shareholders. The holder of each share of Series L Preferred Stock is entitled to receive an annual cash dividend of $1.25, payable in quarterly installments. Dividends on Series L Preferred Stock are cumulative and dividends cannot be paid with respect to common stock unless all cumulative dividends on all shares of Series L Preferred Stock shall have been paid. In the event we liquidate, dissolve or wind up our affairs, the holders of Series L Preferred Stock are entitled to receive, equally and ratably with all other holders of preferred stock of equal rank, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of common stock. Each share of Series L Preferred Stock is convertible, at the option of the holder, into the number of shares of common stock derived by dividing $25.00 by the "Conversion Price" (currently, approximately $18.33 following adjustments due to the occurrence of certain specified Diluting Events).

     We anticipate that any series of preferred stock issued hereunder will have the same rank as the Series L Preferred Stock as to dividend payments and liquidation distributions. However, if so indicated in a prospectus supplement, the terms of any series issued hereunder may differ from the terms set forth herein.


                      DESCRIPTION OF THE COMMON STOCK

     Our articles of incorporation authorize us to issue 350,000,000 shares of Common Stock, $1.00 par value per share. As of March 31, 2000,
140,229,175 shares of common stock were outstanding. The common stock is listed for trading on the New York Stock Exchange.

GENERAL

     VOTING RIGHTS. Under our articles of incorporation, each share of common stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of shareholders. Otherwise, each share entitles the holder thereof to one vote per share. Accordingly, each share issued in connection with this prospectus will entitle the holder to one vote, and, subject to limited exceptions, each other share of common stock issued by us in the future will entitle the holder to one vote.

     Holders of our common stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of our directors. Our board of directors is divided into three classes of directors, with each class serving three-year terms. Each class is required to be as nearly equal in number as possible.

     As of March 13, 2000, Regions Bank, the trustee for two of our employee benefit plans, was the record holder of common stock having approximately 28.5% of the total voting power of all classes of our capital stock. The trustee votes these shares in accordance with the instructions of our employees.

     OTHER RIGHTS. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor, subject to the preferences applicable to any outstanding preferred stock.

     In the event we liquidate, dissolve or wind up our affairs, holders of common stock are entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock.

     Our common stock is not redeemable and has no subscription, conversion or preemptive rights. All of our outstanding shares of common stock have been fully paid and are non-assessable.

PREFERENCE SHARE PURCHASE RIGHTS

     We have adopted a Rights Agreement that provides for the issuance of one preference share purchase right for each outstanding share of common stock. If anyone acquires 15% or more of our outstanding common stock (which we refer to as an Acquiring Person), each holder of a right, other than the Acquiring Person, will be entitled to receive upon exercise of each right additional shares of our common stock having a current market value of two times the exercise price of $135. In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold after there is an Acquiring Person, each holder of a right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price.

     At any time before there is an Acquiring Person, we can redeem the rights in whole, but not in part, for $.01 per right, or may amend the Rights Agreement in any way without the consent of the holders of the rights. Prior to an Acquiring Person acquiring 50% or more of our outstanding common stock, we may exchange the rights, other than rights held by the Acquiring Person, for common stock at an exchange ratio specified in the Rights Agreement.

     Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder. The rights will expire on November 1, 2006, unless we extend this date or redeem or exchange the rights.

     The complete terms of the rights are contained in our Rights Agreement, as amended, which is incorporated by reference as an exhibit to the registration statement referred to on page 1. In addition, you should refer to our registration statements, as amended and restated on Form 8-A/A, which are also incorporated by reference to the registration statement referred on page 1. These registration statements on Form 8-A/A include more specific descriptions of the terms of the rights and provisions of our articles of incorporation and by-laws that could have an effect of delaying, deferring, discouraging or preventing a change in control of our company.


                          DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of senior debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the complete terms of the warrant agreement, you should refer to the provisions of the warrant agreement that will be filed by us with the Securities and Exchange Commission in connection with the offering of such Warrants.

     The prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including the following:

     *    the title and aggregate number of warrants

     *    the offering price for the warrants, if any

     * the designation and terms of the securities that may be purchased upon exercise of the warrants

     * if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security

     * if applicable, the date on and after which the warrants and the related other securities issued therewith will be separately transferable

     * the number of shares of common stock or preferred stock or the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise, which may be payable in cash, securities or other property

     * the date on which the right to exercise the warrants begins and the date on which the right expires

     * if applicable, the minimum or maximum amount of warrants that may be exercised at any one time

     * whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form

     *    information with respect to book-entry procedures, if any

     * a discussion of any material United States federal income tax considerations

     *    the anti-dilution provisions of the warrants, if any

     *    any applicable redemption or call provisions

     * any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.


                           PLAN OF DISTRIBUTION

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents or through a combination of any such methods of sale. Our prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters, the purchase price and proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

     We may distribute our securities from time to time in one or more transactions at fixed or variable prices, at prices equal or related to prevailing market prices or at negotiated prices. We also may directly offer and sell securities in exchange for, among other things, our outstanding debt or equity securities.

     If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities periodically in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time. We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover any over-allotments in connection with the distribution.

     If a dealer is used in an offering of securities, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale.

     Commissions payable by us to any agent involved in the offer or sale of securities, or the method by which such commissions may be determined, will be set forth in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a best efforts basis.

     In connection with the sale of any securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents.
Underwriters may sell any securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

     Dealers and agents named in a prospectus supplement may be deemed to be underwriters of the securities within the meaning of the Securities Act of 1933. Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If so indicated in the prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.
There may be limitations on the minimum amount which may be purchased by an institution or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to these arrangements. The obligations of any purchaser under a delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. Underwriters will not have any responsibility in respect of the validity of any delayed delivery contract or the performance by us or any institution thereunder.

     Except for our common stock, none of the securities when first issued will have an established trading market. Any underwriters, dealers or agents to or through whom the securities are sold for public offering may make a market in the securities. However, generally they will not be obligated to make a market and may discontinue any market making at any time without notice. If the securities are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on general market conditions, the market for similar securities, our performance and other factors. Other than with respect to our common stock, which is currently traded on the New York Stock Exchange, there can be no assurance that an active public market for the securities will develop or be maintained.

                               LEGAL MATTERS

     The validity of the securities will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carr<e`>re & Den<e`>gre, L.L.P., New Orleans, Louisiana. Certain legal matters relating to offerings of securities may be passed upon for the underwriters, dealers or agents, if any, by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                  EXPERTS

     The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the three years in the three-year period ended December 31, 1999, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been incorporated by reference herein and in the registration statement referred to on page 1 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                           * * * * * * * * * *









                              $2,000,000,000






                             CENTURYTEL, INC.






                          Senior Debt Securities
                              Preferred Stock
                               Common Stock
                                 Warrants








                              --------------

                                PROSPECTUS

                              --------------






                             __________, 2000







                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated fees and expenses payable by us in connection with the offering described in the registration statement are as follows:

     SEC registration fee..................   $ 281,675
     Printing costs........................      15,000
     Legal fees and expenses...............      50,000
     Accounting fees and expenses..........      50,000
     Rating agency fees....................     855,000
     Blue Sky fees and expenses............       7,500
        Fees and expenses of Trustee.......      15,000
     Miscellaneous.........................       5,825
                                            -------------

     Total................................. $ 1,280,000




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 83 of the Louisiana Business Corporation Law provides in part that we may indemnify any of our directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by us or in our right) if such action arises out of his acts on our behalf and he acted in good faith not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We have the power to obtain and maintain insurance, or to create a form of self-insurance, on behalf of any person who is or was acting for us, regardless of whether we have the legal authority to indemnify the insured person against such liability.

     Article II, Section 10 of our by-laws (the "indemnification by-law") provides for mandatory indemnification for our current or former directors and officers to the fullest extent permitted by Louisiana law.

     Our articles of incorporation authorize us to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law. We have entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in the indemnification by-law ("indemnification contracts"). The right to indemnification provided by an indemnification contract applies to all covered claims, whether such claims arose before or after the effective date of the contract.

     We maintain an insurance policy covering the liability of our directors and officers for actions taken in their official capacity. The indemnification contracts provide that, to the extent insurance is reasonably available, we will maintain comparable insurance coverage for each contracting party as long as he serves as an officer or director and thereafter for so long as he is subject to possible personal liability for actions taken in such capacities. The indemnification contracts also provide that if we do not maintain comparable insurance, we will hold harmless and indemnify a contracting party to the full extent of the coverage that would otherwise have been provided for his benefit.

ITEM 16.  EXHIBITS.

     The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

          PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of CenturyTel's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                            * * * * * * * * * *



                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of Louisiana, on April 21, 2000.


                              CENTURYTEL, INC.



                              By:      /S/  GLEN F. POST, III
                                 -----------------------------------
                                          Glen F. Post, III
                                     Vice Chairman of the Board
                                     of Directors, President and
                                       Chief Executive Officer


                             POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Clarke M. Williams, Glen
F. Post, III and Harvey P. Perry, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                         TITLE                      DATE
      ---------                         -----                      ----

/S/  CLARKE M. WILLIAMS           Chairman of the Board         April 21, 2000
-----------------------                of Directors
    Clarke M. Williams


/S/  GLEN F. POST, III         Vice Chairman of the Board       April 21, 2000
----------------------           of Directors, President
  Glen F. Post, III            and Chief Executive Officer



/S/  R. STEWART EWING, JR.       Executive Vice President       April 21, 2000
---------------------------     and Chief Financial Officer
R. Stewart Ewing, Jr.          (Principal Financial Officer)



/S/  NEIL A. SWEASY             Vice President and Controller   April 21, 2000
---------------------------    (Principal Accounting Officer)
   Neil A. Sweasy

/S/  HARVEY P. PERRY                    Director                April 21, 2000
---------------------------
   Harvey P. Perry


/S/  JIM D. REPPOND                     Director                April 21, 2000
---------------------------
   Jim D. Reppond


/S/  WILLIAM R. BOLES, JR.              Director                April 21, 2000
---------------------------
William R. Boles, Jr.


/S/  ERNEST BUTLER, JR.                 Director                April 21, 2000
---------------------------
 Ernest Butler, Jr.


---------------------------             Director                April 21, 2000
   Calvin Czeschin


/S/  JAMES B. GARDNER                   Director                April 21, 2000
---------------------------
  James B. Gardner


/S/  W. BRUCE HANKS                     Director                April 21, 2000
---------------------------
   W. Bruce Hanks


/S/  R. L. HARGROVE, JR.                Director                April 21, 2000
---------------------------
 R. L. Hargrove, Jr.


/S/  JOHNNY HEBERT                      Director                April 21, 2000
---------------------------
    Johnny Hebert


/S/  F. EARL HOGAN                      Director                April 21, 2000
---------------------------
    F. Earl Hogan


/S/  C. G. MELVILLE, JR.                Director                April 21, 2000
---------------------------
 C. G. Melville, Jr.


/S/  VIRGINIA BOULET                    Director                April 21, 2000
---------------------------
   Virginia Boulet





        EXHIBIT NO.EXHIBIT

  1 Form of Underwriting Agreement to be used in connection with sales of senior debt securities.

  3.1 Amended and Restated Articles of Incorporation of CenturyTel, dated as of May 6, 1999 (incorporated by reference to Exhibit 3(i) to CenturyTel's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

  3.2 By-laws of CenturyTel as amended through November 18, 1999 (incorporated by reference to Exhibit 3(ii) of CenturyTel's Annual Report on Form 10-K for the year ended December 31, 1999).

  4.1 Rights Agreement dated as of August 27, 1996 between CenturyTel and Harris Trust and Savings Bank (successor-in-interest to Society National Bank), as Rights Agent (incorporated by reference to
        Exhibit 1 to CenturyTel's Current Report on Form 8-K filed August 30, 1996), as amended by Amendment No. 1 to Rights Agreement, dated May 25, 1999 (incorporated by reference to Exhibit 4.2 (ii) to CenturyTel's Current Report on Form 8-K dated May 25, 1999).

  4.2 Indenture dated as of March 31, 1994 between CenturyTel and Regions Bank (successor-in-interest to First American Bank & Trust of Louisiana and Regions Bank of Louisiana), as Trustee.

  4.3 Form of board resolution to be used in designating and authorizing the terms and conditions of any series of senior debt securities offered hereunder.

  4.4   Form of senior debt security (included within Exhibit 4.3).

  4.5   Form of preferred stock.*

  4.6 Form of Articles of Amendment to CenturyTel's Amended and Restated Articles of Incorporation to be used in connection with issuances of Preferred Stock.*

  4.7 Form of common stock (incorporated by reference to Exhibit 4.1 of CenturyTel's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993).

  4.8   Form of warrant agreement to purchase senior debt securities.*

  4.9 Form of senior debt security warrant certificate (included in Exhibit 4.8).

  4.10  Form of warrant agreement to purchase preferred stock.*

  4.11  Form of preferred stock warrant certificate (included in Exhibit
        4.10).

  4.12  Form of warrant agreement to purchase common stock.*

  4.13  Form of common stock warrant certificate (included in Exhibit
        4.12).

    5 Opinion of Jones, Walker, Waechter, Poitevent, Carr<e`>re & Den<e`>gre, L.L.P.

  12 Statement regarding computation of ratio of earnings to fixed charges.

 23.1   Consent of KPMG LLP.

 23.2 Consent of Jones Walker, Waechter, Poitevent, Carr<e`>re & Den<e`>gre, L.L.P. (included in Exhibit 5).

 24 Power of Attorney (included on the signature pages of this registration statement).

 25     Statement of Eligibility of Trustee on Form T-1.*

________________
*     To be filed by amendment.